UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2011

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from____________ to _________________

Commission File No. 1-6479-1

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

OSG Ship Management, Inc. Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

Overseas Shipholding Group, Inc.

666 Third Avenue

New York, New York 10017

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

FORM 11-K

TABLE OF CONTENTS

		Page No.

	Financial Statements:

	Report of Independent Registered Public Accounting Firm	2

	Statements of Net Assets Available for Benefits	3

	Statements of Changes in Net Assets Available for Benefits	4

	Notes to Financial Statements	5

	Supplemental Schedule:

	Schedule of Assets (Held at End of Year) (Schedule H, Part IV, Line 4i)	14

	Signature	15

	Exhibits:

23.1	Consent of Independent Registered Public Accounting Firm	16

1

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

OSG Ship Management, Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of OSG Ship Management, Inc. Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of OSG Ship Management, Inc. Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) (Schedule H, Part IV, Line 4i) is presented for the purpose of additional analysis and is not a required part of the basic 2011 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ J.H. COHN LLP

New York, New York

June 27, 2012

2

OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

ASSETS	2011	2010

Investments, at fair value	$54,043,996	$54,094,309
	54,043,996	54,094,309

Receivables:
Notes receivable from participants	740,168	823,497
Employer’s contributions	42,208	48,848
Participants’ contributions	35,768	41,330
	818,144	913,675
Net assets available for benefits at fair value	54,862,140	55,007,984
Adjustment from fair value to contract value for interest in collective investment fund relating to fully benefit-responsive investment contracts	(377,087)	(278,936)
Net assets available for benefits	$54,485,053	$54,729,048

See Notes to Financial Statements.

3

OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Additions to net assets attributable to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(2,881,965)	$3,790,467
Dividend and interest income	1,475,467	1,299,812
Total investment income (loss)	(1,406,498)	5,090,279

Contributions:
Participants	2,270,134	2,065,185
Employer	2,214,004	2,327,150
Total contributions	4,484,138	4,392,335

Other additions	16,778	9,900

Total additions	3,094,418	9,492,514

Deductions from net assets attributable to:
Distributions to participants	3,330,820	3,469,238
Other charges	7,593	17,526
Total deductions	3,338,413	3,486,764

Net increase (decrease) in net assets available for benefits	(243,995)	6,005,750

Net assets available for benefits:
Beginning of year	54,729,048	48,723,298

End of year	$54,485,053	$54,729,048

See Notes to Financial Statements.

4

OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following brief description of OSG Ship Management, Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General:

The Plan is a defined contribution plan covering substantially all full-time employees (that are not governed by the terms of a collective bargaining agreement, or are a Licensed Deck Officer, or other exclusions as defined in the Plan) of OSG Ship Management, Inc. (the “Company”) who have completed thirty days of service and are age twenty-one or older and enroll on the first day of the following month after thirty days employment. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan was amended and restated as of January 1, 2009 to include certain additionally required legal changes necessary to comply with Internal Revenue Code (the “Code”) Section 415, the Pension Protection Act of 2006, and other applicable legislation, and to make such other changes desired by the Company, including but not limited to, the availability of hardship distributions. The Company has discovered that the Plan document was not properly amended to reflect the addition of Roth elective deferrals as of January 1, 2009. The Company intends to correct this document defect pursuant to the Voluntary Correction Program under Revenue Procedure 2008-50.

Contributions:

Participants may make basic pre-tax contributions to the Plan of up to 35% of compensation, as defined. A participant’s total contributions in any year may not exceed the maximum amounts for that year as specified in Sections 401(k) and 415 of the Code and regulations there under. Matching contributions are made by the Company as a percentage of the participant’s basic contributions and at the discretion of the Company. The Company also makes discretionary contributions equal to 4% of compensation, as defined. During each of the five years in the period ended December 31, 2010, there were also additional employer contributions for employees who were 50 or older as of January 1, 2006, calculated as a specified percentage of compensation based on such participant’s age. These additional employer contributions ended as of December 31, 2010.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Participant accounts:

Participants’ funds are kept in their own separate pre-tax and Company contribution accounts. Each participant’s pre-tax account is credited with the participant’s contribution and the Company matching contribution, if any, is credited to the participant’s Company contribution account. Net investment gain or loss in each mutual fund or collective fund is allocated to each participant’s account in proportion to account balances, as defined.

Forfeited accounts:

Forfeitures of terminated participant’s nonvested Company contribution accounts are used to reduce the Company’s future contributions. At December 31, 2011 and 2010, forfeited nonvested accounts totaled $18,228 and $17,958, respectively. These accounts will be used to reduce future employer contributions. Also, in 2011, employer contributions were reduced by $108,455 from forfeited nonvested accounts.

Vesting:

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are vested in their matching contribution account and employer contribution account plus actual earnings thereon upon the completion of three years of continuous service, at normal retirement date, or upon becoming totally and permanently disabled.

Notes receivable from participants:

Any participant can request from the Plan up to two loans not to exceed the lesser of (i) one-half the combined total of the participant’s vested accounts, or (ii) $50,000, with this amount further reduced by the highest outstanding balance of any other loan to the participant under the Plan during the last twelve months, as defined. The loan must comply with various terms and conditions including transfer of the amount of the loan from the participant’s pre-tax account to a loan fund, which will be pledged as security for the loan.

6

OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (concluded):

Payment of benefits:

Upon termination of service, participants will receive the vested value of their accounts either in a lump sum distribution or in installments over a period which can range from three to ten years. The date of the initial payment of benefits may commence at anytime after retirement, death (or total and permanent disability) or termination, but not later than the calendar year in which the participant attains age 70 1/2. The Plan also provides that on or after a participant’s 60th birthday, an active employee may withdraw all of the value of his or her vested accounts under the Plan in a lump sum. Participants with an interest in the Company Stock Fund may elect to receive distributions of their interest in such fund in either cash or common stock of the Overseas Shipholding Group, Inc. (see Note 4).

Tax status:

The most recent determination letter received from the Internal Revenue Service (“IRS”), dated June 15, 2010, ruled that the Plan, as amended, constituted a qualified plan under the provisions of the Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 2 - Summary of Significant Accounting Policies:

Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Investment valuation and income recognition:

As described in the applicable accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the accounting guidance, the statements of net assets available for benefits present the fair value of the investment in the collective investment fund as well as the adjustment of the investment in the collective investment fund from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Substantially all investments are stated at fair value. Investments in mutual funds are valued at quoted market prices. The collective investment fund is an investment fund that invests primarily in investment contracts issued by insurance companies and commercial banks, which are carried at fair value. The Plan’s interest in the collective investment fund is valued based on information reported by the investment advisor using the audited financial statements of the collective investment fund. The Company Stock Fund (see Note 4) follows unit accounting. The value of a participant’s account in the Company Stock Fund is based on the quoted market price of Overseas Shipholding Group, Inc. stock as well as interest accrued on the balance held in cash.

Changes in the fair value of investments during the year are reflected in the Statements of changes in net assets available for benefits as net appreciation/(depreciation) in fair value of investments.

Purchases and sales of securities are recorded on the date the transaction order is executed. Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued):

Fair Value Measurements:

As defined in the applicable accounting guidance, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the accounting guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued):

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets carried at fair value at December 31, 2011 and 2010 are classified in the tables below in one of the three categories described above:

Assets at fair value as of December 31, 2011

	Level 1	Level 2	Total

Mutual funds:
Domestic Stock funds	$18,475,239	$-	$18,475,239
Balanced funds	11,822,884	-	11,822,884
International Stock funds	4,836,694	-	4,836,694
Short-Term Reserves	4,602,465	-	4,602,465
Fixed Income funds	5,754,578	-	5,754,578
Collective Investment fund	-	7,950,184	7,950,184
Company Stock Fund	-	601,952	601,952
Total investments at fair value	$45,491,860	$8,552,136	$54,043,996

Assets at fair value as of December 31, 2010

	Level 1	Level 2	Total

Mutual funds:
Domestic Stock funds	$17,553,914	$-	$17,553,914
Balanced funds	12,079,841	-	12,079,841
International Stock funds	5,864,112	-	5,864,112
Short-Term Reserves	5,205,114	-	5,205,114
Fixed Income funds	5,178,448	-	5,178,448
Collective Investment fund	-	7,031,801	7,031.801
Company Stock Fund	-	1,181,079	1,181,079
Total investments at fair value	$45,881,429	$8,212,880	$54,094,309

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (concluded):

Mutual Funds are designated as Level 1 investments and are valued at the net asset value of shares held by the Plan at year end. The Collective Investment and Company Stock Funds are designated as Level 2 instruments and the valuations are based upon the underlying investments and contracts.

Payment of benefits:

Benefits are recorded when paid.

Notes receivable from participants:

Participant loans are classified as receivables from participants and are measured at their unpaid principal balance plus any accrued but unpaid interest. If a participant defaults on a loan, their loan fund that is pledged as security for the loan (as discussed in Note 1) is drawn upon and the transaction is recorded as a distribution based on the terms of the plan document.

Note 3 – Investments:

All of the investments of the Plan are held by Vanguard Fiduciary Trust Company (the “Trustee”) under a Trust Agreement. The Trustee executes all investment transactions of the Plan. The participants are able to direct the investment of funds credited to their accounts on a daily basis.

The following table presents investments, at fair value, that represent 5% or more of the Plan’s net assets at either December 31, 2011 or 2010:

	2011	2010
Vanguard Retirement Savings Trust	$7,950,184	$7,031,801
Vanguard 500 Index Fund	5,350,769	5,028,970
Vanguard Wellington Fund	5,321,014	5,170,055
PIMCO Total Return Fund	5,127,325	4,674,280
Vanguard Prime Money Market Fund	4,602,465	5,205,114
Vanguard Windsor II Fund	2,874,304	2,813,318

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OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments (concluded):

The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2011	2010
OSG Company Stock Fund	$(1,022,365)	$(242,530)
Goldman Sachs Mid Cap Value Fund	(121,017)	230,874
Perkins Small Cap Value Fund	(224,674)	174,969
Marisco Focus Investment Fund	(26,017)	163,744
MSIFT Midcap Growth Advisor	(231,445)	335,318
Oakmark Select Fund	7,963	44,381
PIMCO All Asset Fund	(19,068)	17,974
PIMCO Total Return Fund	6,514	32,478
Rainer Small/Mid Cap Value Fund	(20,280)	210,441
Vanguard 500 Index Fund	(9,291)	556,497
Vanguard Emerging Mkts-Stock Index Fund	(326,155)	266,942
Vanguard Explorer Fund	(18,987)	166,094
Vanguard International Growth Fund	(388,037)	281,669
Vanguard International Value Fund	(261,103)	78,248
Vanguard Mid-Cap Index Fund	(49,211)	223,026
Vanguard PRIMECAP Fund	(66,859)	102,292
Vanguard Target Retirement 2005 Fund	1,402	3,158
Vanguard Target Retirement 2015 Fund	(13,533)	75,678
Vanguard Target Retirement 2025 Fund	(38,076)	223,714
Vanguard Target Retirement 2035 Fund	(123,350)	198,678
Vanguard Target Retirement 2045 Fund	(43,291)	56,974
Vanguard Target Retirement 2055 Fund	(391)	-
Vanguard Target Retirement Income Fund	10,348	5,591
Vanguard Total Bond Market Index Fund	20,818	10,417
Vanguard Wellington Fund	45,562	365,944
Vanguard Windsor II Fund	28,578	207,896
	$(2,881,965)	$3,790,467

12

OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 - Related Party Transactions:

Certain services are rendered to the Plan by the Company at no cost to the Plan. The Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan’s trustee. Plan investments also include the Company Stock Fund, which invests in shares of Overseas Shipholding Group, Inc., the parent of OSG Ship Management, Inc.

Note 5 - Plan Termination:

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Note 6 - Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

13

OSG SHIP MANAGEMENT, INC.

SAVINGS PLAN

EIN #13-3589004

Plan #002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Part IV, Line 4i)

DECEMBER 31, 2011

Identity of Issuer, Borrower, Lessor, or Similar Party	Investment Description	Fair Value
OSG Company Stock Fund	Stock	$601,952
Goldman Sachs Mid Cap Value Fund	Mutual Fund	1,371,709
Perkins Small Cap Value Fund	Mutual Fund	1,447,005
Marisco Focus Investment Fund	Mutual Fund	1,114,409
MSIFT Midcap Growth Advisor	Mutual Fund	1,591,435
Oakmark Select Fund	Mutual Fund	369,928
PIMCO All Asset Fund	Mutual Fund	438,465
PIMCO Total Return Fund	Mutual Fund	5,127,325
Rainer Small/Mid Cap Value Fund	Mutual Fund	910,590
*Vanguard 500 Index Fund	Mutual Fund	5,350,769
*Vanguard Emerging Mkts-Stock Index Fund	Mutual Fund	1,327,355
*Vanguard Explorer Fund	Mutual Fund	1,084,293
*Vanguard International Growth Fund	Mutual Fund	2,173,077
*Vanguard International Value Fund	Mutual Fund	1,336,262
*Vanguard Mid-Cap Index Fund	Mutual Fund	1,279,805
*Vanguard PRIMECAP Fund	Mutual Fund	1,080,992
*Vanguard Prime Money Market Fund	Mutual Fund	4,602,465
*Vanguard Target Retirement 2005 Fund	Mutual Fund	104,563
*Vanguard Target Retirement 2015 Fund	Mutual Fund	1,032,467
*Vanguard Target Retirement 2025 Fund	Mutual Fund	2,131,788
*Vanguard Target Retirement 2035 Fund	Mutual Fund	1,950,860
*Vanguard Target Retirement 2045 Fund	Mutual Fund	818,465
*Vanguard Target Retirement 2055 Fund	Mutual Fund	13,523
*Vanguard Total Bond Market Index Fund	Mutual Fund	627,253
*Vanguard Target Retirement Income Fund	Mutual Fund	11,739
*Vanguard Wellington Fund	Mutual Fund	5,321,014
*Vanguard Windsor II Fund	Mutual Fund	2,874,304
Total investments at fair value		46,093,812
*Vanguard Retirement Savings Trust	Collective Inv. Fund	**7,573,097
Total investments		53,666,909
Notes receivable from participants (maturity dates ranging from 2012 through 2016, with interest ranging from 7% to 7.5%)	Loan	740,168
Totals		$54,407,077

* Party-in-interest.

** Represents the contract value of the investment

Cost information not required for participant directed investments.

See Report of Independent Registered Public Accounting Firm.

14

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OSG SHIP MANAGEMENT, INC. SAVINGS PLAN

By	/s/ Myles R. Itkin
Myles R. Itkin
Member of Savings Plan Committee

Date: June 27, 2012

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